Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Nudrat Salik

Terence O’Brien

Re: Natera, Inc.

Form 10-K for the Year Ended December 31, 2020

Form 10-Q for the Period Ended September 30, 2021

Response dated November 12, 2021

File No. 001-37478

Ladies and Gentlemen:

Reference is made to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated November 29, 2021 (the “Comment Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) and to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 of Natera, Inc. (the “Company”). In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the 2020 Form 10-K.

Staff Comment No. 1

Form 10-Q for the Period Ended September 30, 2021

Note 2. Summary of Significant Accounting Policies Liquidity Matters, page 11

1. In regard to the September 2021 asset acquisition, please address the following:

• Please expand your disclosures to provide additional insight as to how you determined that it should be accounted for as an asset acquisition under ASC 805; and

• Please help us better understand how you are accounting for the contingent consideration. Your disclosures indicate that the consideration was considered probable as of September 30, 2021. Please explain why it is being recognized over the performance period at fair market value. Please also tell us when this performance period is.

Company Response to Comment No. 1

The Company acknowledges the Staff’s comment and will expand its disclosures in its Annual Report on Form 10-K for the year ending December 31, 2021 as follows:

“On September 10, 2021, the Company entered into an agreement with a third party for an asset acquisition where the acquired asset was in-process research and development primarily in exchange for an equity consideration payment. The third party was a biotechnology company focused on oncology. The total upfront acquisition consideration amounts to $35.6 million composed of the issuance of 276,346 shares of the Company's common stock with a fair value of $30.9 million, approximately $3.9 million of cash consideration, assumed net liabilities of $0.2 million, as well as $0.6 million of acquisition related legal and accounting costs directly attributable to the acquisition of the asset. The Company accounted for the transaction as an asset acquisition as substantially all of the estimated fair value of the gross assets acquired was concentrated in a single identified in-process research and development asset (“IPR&D”) thus satisfying the requirements of the screen test in ASU 2017-01. The Company concluded the acquired IPR&D has no alternative-future use and accordingly expensed approximately $35.6 million, on the day the transaction closed as research and development expense, which is reflected in its condensed consolidated statement of operations.

Further, additional consideration aggregating up to approximately $35 million may be paid in an estimated 269,547 of additional shares, consistent with the registration statement filed with the SEC on September 10, 2021, that are potentially issuable to legacy shareholders of this third party upon the achievement of defined milestones relating to product development, commercial launch and continued employment of certain selling shareholders, each of which will be revalued at each reporting date. The Company assessed these milestones as probable as of September 30, 2021. As achievement of all milestones is contingent upon the continued employment of certain selling shareholders, the Company accounted for the consideration related to all the milestones as compensation expenses and recognized these expenses ratably over the estimated performance period of 24 months, to approximately August, 2023.”

The Company respectfully advises the Staff that with respect to the additional consideration that is potentially issuable to legacy shareholders based on the achievement of milestones (collectively, the “Earnouts”), it considered the following factors:

●	The Company first considers whether the Earnouts represent consideration transferred (which would be part of the acquisition) or compensation (which would be a transaction separate from the acquisition). The Earnouts are contingent not only on the achievement of defined milestones but also on the continued employment of certain selling shareholders who became employees of the Company. Because the Earnouts will be automatically forfeited if their employment terminates, the Company treated the Earnouts as compensation in accordance with the guidance in ASC 805-10-55-25(a). The compensation payable in the form of the Company’s shares, is within the scope of ASC 718 (and are not within the scope of ASC 480 pursuant to the scope exception in ASC 480-10-15-8).

●	The Company next considers whether the share-based payment awards for the Earnouts should be classified as equity or liabilities. In accordance with ASC 718-10-25-7 and 25-8, and because the guidance in ASC 718-10-25-8 through 25-19A does not require otherwise, the Company determined that ASC 718 requires the classification assessment is governed by the guidance in ASC 480 and recognition and measurement is governed by guidance in ASC 718 In accordance with ASC 480-10-25-14(a), the Company determined that the Earnout share-based payment awards should be classified as a liability because (i) they are in the form of a financial instrument other than an outstanding share that embodies a conditional obligation that the Company must settle by issuing a variable number of its equity shares and (ii) at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception.

●	In accordance with ASC 718-10-25-20, because the Company has determined that it is probable that the performance conditions related to the share-based payment awards for the Earnouts will be achieved, the Company has accrued for and is recognizing the related compensation costs ratably through the estimated date that the respective performance conditions are expected to be achieved. As prescribed by ASC 718-30-35-1 for liability-classified share-based payment awards, the Company remeasures the fair value of the Earnouts at the end of each reporting period through settlement. The estimated performance period for each milestone is between 12 to 24 months.

Staff Comment No. 2

Note 10. Debt Convertible Notes, page 35

We note your response to comment 1. Please help us better understand your evaluation of ASC 815-40-25-10(c) and determination that the contract contains an explicit share limit. Please tell us specifically the factors that would cause anti-dilution conversion adjustments and correspondingly how you determined that you have control over the occurrence of these conversion rate adjustments. Please refer to the specific terms considered in the agreement filed as Exhibit 4.4 to the Form 10-K for the year ended December 31, 2020.

Company Response to Comment No. 2

The equity classification requirement in ASC 815-40-25-10(c) is expanded upon in ASC 815-40-25-26, which states (in part) that “[i]f the number of shares that could be required to be delivered to net share settle the contract is indeterminate, an entity will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net share settlement is not within the control of the entity.” Pursuant to Section 14.03(e) of the agreement filed as Exhibit 4.4 to the Company’s Form 10-K for the year ended December 31, 2020 (within the response to this comment 2, capitalized terms not otherwise defined have the same meaning as defined in said agreement), “in no event shall the Conversion Rate per $1,000 principal amount of Notes exceed 33.5120 shares of Common Stock, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 14.04[,]” which provides for certain anti-dilution conversion adjustments. Accordingly, there is an explicit share limit, but as discussed in further detail that explicit share limit is subject to the anti-dilution conversion adjustments provided in Section 14.04.

The Company respectfully advises the Staff that it has evaluated each of the factors in Section 14.04 that could trigger anti-dilution conversion adjustments, and determined that it has control over the occurrence of each of these conversion rate adjustment events. Management has corroborated this through review of the aforementioned agreement as well as discussions with its legal advisors. The specific terms in Section 14.04, and the Company’s evaluation of whether it controls the occurrence of such conversion rate adjustments, are as follows:

●	Section 14.04(a) — “[T]he Company exclusively issues shares of Common Stock as a dividend or distribution on shares of the Common Stock, or if the Company effects a share split or share combination”

○	Based on the Company’s charter and Delaware corporate law, the Company’s Board of Directors is required to approve and authorize the issuance of shares of Common Stock as a dividend or distribution on shares of Common Stock, or over a share split or share combination. Accordingly, the Company controls the occurrence of conversion rate adjustments pursuant to Section 14.04(a).

●	Section 14.04(b) — “[T]he Company issues to all or substantially all holders of Common Stock any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance”

○	Based on the Company’s charter and Delaware corporate law, the Company’s Board of Directors is required to approve and authorize the issuance of such rights, options, or warrants. Accordingly, the Company controls the occurrence of conversion rate adjustments pursuant to Section 14.04(b).

●	Section 14.04(c) — “[T]he Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities of the Company, to all or substantially all holders of the Common Stock, excluding” certain specified transactions

○	Based on the Company’s charter and Delaware corporate law, the Company’s Board of Directors is required to approve and authorize the distribution of such shares, evidence of indebtedness, other assets, property, rights, options, or warrants. Accordingly, the Company controls the occurrence of conversion rate adjustments pursuant to Section 14.04(c).

●	Section 14.04(d) — “[A]ny cash dividend or distribution is made to all or substantially all holders of the Common Stock

○	Based on the Company’s charter and Delaware corporate law, the Company’s Board of Directors is required to approve or authorize the making of such cash dividends or distributions. Accordingly, the Company controls the occurrence of conversion rate adjustments pursuant to Section 14.04(d).

●	Section 14.04(e) — “[T]he Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer for the Common Stock (other than any odd-lot tender offer), to the extent that the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer”

○	Based on the Company’s charter and Delaware corporate law, the Company’s Board of Directors is required to approve and authorize the making of such a tender or exchange offer and related payment by it or its Subsidiaries. Accordingly, the Company controls the occurrence of conversion rate adjustments pursuant to Section 14.04(e).

In summary, there is an explicit limit on the number of shares to be delivered in a share settlement, and the Company controls the occurrence of any anti-dilution adjustments to that explicit share limit. Therefore, we determined that the equity classification requirement summarized in ASC 815-40-25-10(c) is met.

Staff Comment No. 3

Form 10-K for the Year Ended December 31, 2020

Note 1. Description of Business, page 94

We note your response to comment three and the similarities amongst your products. Please also help us understand the main differences between your products. We also note the Product Groups discussed in your response to comment two. Please further advise why these at a minimum would not represent a group of similar products pursuant to ASC 280-10-50-40.

Company Response to Comment No. 3:

The primary differences in nature and function between the Company’s products and Product Groups are the type of disease or medical condition addressed by such products.

●	Oncology Products address health concerns relating to cancer - specifically, tracking tumor DNA to indicate residual disease, sequencing a tumor to develop a profile to inform cancer therapy selection, or genetic testing to provide information on hereditary cancer risks.

●	Organ Health Products address concerns relating to the health of transplanted organs, or genetic testing to provide information on hereditary kidney disease.

●	Women’s Health Products address a wide range of concerns that impact women’s health, particularly family planning and prenatal testing.

The Company considered both similarities among, and differences between, the products and the Product Groups. This analysis indicates the similarities outweigh the differences. All of the Company’s products are DNA-based tests that measure small amounts of relevant genetic material that are circulating within a patient sample (e.g., cell free-DNA) in order to assess health concerns. All tests share common characteristics in their production workflow; their production consumables and reagents are sourced from the same vendors; the same lab specialists oversee all products; the products share the same laboratory and lab systems (LIMs); and the products share the same reporting process and genetic counselor resources. All products share the same class of customer and each product is a screening or diagnostic test in nature. Therefore, the Company determined that the disclosure of revenue for all products in the aggregate meets the requirements of ASC 280-10-50-40.

Please contact the undersigned, Mike Brophy, CFO at (415) 629-5023 or mbrophy@natera.com or Olesya Anisimova, Senior Vice President, Financial Controller at (650) 274-5444 or oanisimova@natera.com if you have any questions with respect to this response.

Very truly yours,

Mike Brophy

Chief Financial Officer

cc:       Daniel Rabinowitz, Esq., Chief Legal Officer